Exhibit 1.1

BYLAWS

MARCH 2017

CONTENTS

NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY	2
SHARE CAPITAL – SHARES – BONDS	2
BOARD OF DIRECTORS	4
BOARD OF STATUTORY AUDITORS	8
SHAREHOLDERS’ MEETING	10
FINANCIAL YEAR – DIVIDENDS	11

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NAME – REGISTERED OFFICE – PURPOSE AND DURATION OF THE COMPANY

Article 1

1.1 The name of the Company shall be “TELECOM ITALIA S.p.A.”; and it shall also and alternatively be named “TIM S.p.A.”.

Article 2

2.1 The registered office of the Company shall be in Milan.

Article 3

3.1 The Company’s purpose shall be:

-	the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including radio stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing, operating and marketing, without territorial restrictions, communications services, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance, integration and marketing of telecommunications, information technology and electronic products, services, networks and systems and, in general, ICT (Information Communication Technology) solutions for final users;

-	the performance of related or instrumental activities, including publishing, advertising, information technology, on-line and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

-	the acquisition, provided it is not the Company’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto;

-	the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

3.2 Activities reserved to persons entered in a professional register and activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993 shall be expressly excluded.

Article 4

4.1 The duration of the Company shall be until 31 December 2100. Extension of the time limit shall not result in shareholders who do not vote in favour of such resolution having the right of withdrawal.

SHARE CAPITAL – SHARES – BONDS

Article 5

5.1 The subscribed and fully paid-up share capital shall be equal to 11,677,002,855.10 euros, divided into 15,203,122,583 ordinary shares and 6,027,791,699 savings shares, all without par value.

5.2 In resolutions to increase the share capital by issuing shares for cash, the preferential subscription right may be disapplied for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed as external auditor.

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5.3 The allocation of profits to employees of the Company or subsidiaries shall be allowed, in the legal terms and manner, by means of the issue of shares pursuant to subsection 1 of Art. 2349 of the Italian Civil Code.

5.4 The extraordinary shareholders’ meeting of 20 May 2015 resolved to increase the share capital for cash for payment, in tranches, with exclusion of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 2,000,000,000 euros (two billion), to service the conversion of the “€2,000,000,000 1.125 per cent. Equity-Linked bonds due 2022”, to be paid up in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement, for a maximum amount of 2,000,000,000 euros (two billion),exclusively for the service of the bond issued by the Company named “ €2,000,000,000 1.125 per cent. Equity-Linked Bonds due 2022”, in accordance with the criteria determined by the related Regulations, without prejudice to the fact that the final terms for subscription of the newly issued shares are established as 26 March 2022 and that if, as of that date, the share capital increase has not been fully subscribed it will in any case be intended as increased by an amount equal to the subscriptions collected and as of that date, with the specific authorisation of the directors to issue the new shares as they are subscribed. No parts of shares will be issued or delivered and no cash payment or adjustment will be made in lieu of said parts.

5.5 On 23 March 2017, the Board of Directors, by virtue of the powers attributed to it by the extraordinary shareholders’ meeting of 16 April 2014, resolved to increase in exchange for payment, the share capital by the maximum amount of 8,404,245.30 (eight million, four hundred and four thousand, two hundred and forty-five/30) euros, by the issue of up to 15,280,446 (fifteen million, two hundred and eighty thousand, four hundred and forty-six) new ordinary shares, with no nominal value, with regular dividend entitlement, with the exclusion of preferential subscription rights pursuant to article 2441, subsection 8 and – insofar as applicable – subsection 5 of the Italian Civil Code, to be reserved to the subjects exercising the 15,280,446 options assigned them under the scope of the 2014-2016 Stock Option Plan, with imputation to capital of the amount of 0.55 euros per share issued, at an issue price respectively of 0.94 euros, 0.99 euros, 1.01 euros or 1.15 euros, depending on when the respective options were assigned to each beneficiary, establishing that, if not fully subscribed by the cut-off date of 24 March 2020, the share capital increase will be granted up to the limits of the subscriptions collected as at that date.

Article 6

6.1 Savings shares shall have the preferential rights set forth in this Article.

6.2 The net profit shown in the duly approved financial statements, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of 0,55 euros per share.

6.3 The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in subsection 2, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of 0.55 euros per share.

6.4 When the dividend paid on savings shares in a financial year is less than that indicated in subsection 2, the difference shall be added to the preferred dividend in the next two financial years.

6.5 In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the financial privileges referred to in the preceding subsections, the Shareholders’ Meeting called to approve the financial statements may resolve to satisfy the right referred to in subsection 2 and/or the right to the premium referred to in subsection 3 by drawing on

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the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over the right to preferred dividends not received through the distribution of profits referred to in subsection 4 to the two following financial years.

6.6 A reduction of the share capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares.

6.7 Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to a total equivalent to 0.55 euros per share.

6.8 If the Company’s ordinary or savings shares are delisted, holders of savings shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an ad hoc Extraordinary Shareholders’ Meeting called within two months of the delisting.

6.9 The organization of savings shareholders shall be governed by law and these Bylaws. The costs associated with organizing special meetings of savings shareholders and remunerating the common representative shall be borne by the Company.

Article 7

7.1 The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In this case, each shareholder may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

7.2 Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders’ Register.

7.3 The imposition or removal of restrictions on the circulation of shares shall not result in shareholders who do not vote in favour of such resolution having the right of withdrawal.

Article 8

8.1 The Company may issue bonds and shall establish the terms and conditions of their placement.

8.2 The costs associated with organizing meetings of bondholders shall be borne by the Company, which, in the absence of a bondholder resolution in the form prescribed by law, shall also bear the cost of the remuneration of the common representatives up to the maximum amount set by the Board of Directors for each issue, taking account of its size.

BOARD OF DIRECTORS

Article 9

9.1 The Company shall be managed by a Board of Directors consisting of not less than seven and not more than nineteen members, at least one third of whom shall be of the less represented gender, rounding any fractions up to the next whole number. The Shareholders’ Meeting shall establish the number of members of the Board of Directors, which shall remain unchanged until a different number is established.

9.2 The Board of Directors shall be appointed, in accordance with the applicable laws and regulations, on the basis of slates presented by the shareholders or by the outgoing Board of Directors.

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9.3 Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility. The slates must ensure the presence of candidates who fulfil the requirements of independence established by Article 148 of Legislative Decree 58/1998 and/or the Corporate Governance Code for listed companies, in such a way that at least one half of the members chosen from each slate, at the outcome of the vote, possesses such requirements. Slates that contain a number of candidates greater than or equal to three must also ensure that both genders are present, in such a way that candidates of the less represented gender are at least one third of the total. For the purpose of applying the independence and gender requirements, fractions will be rounded up to the nearest whole number.

9.4 Slates may be submitted only by shareholders who alone or together with other shareholders hold a total number of shares representing at least 0.5% (or such lower amount established by Consob regulations) of the share capital entitled to vote at the Ordinary Shareholders’ Meeting.

9.5 Together with each slate, it is necessary to file individual candidates’ acceptance of their candidacy and declarations in which they attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements, as well as any other information requested by applicable law or regulation or the bylaws. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication of the positions held in management and control bodies of other companies and of the grounds for their qualifying as independent in accordance with the criteria established by law and the Company. Any changes that occur up to the day the Shareholders’ Meeting is held must be promptly notified to the Company.

9.6 Each person entitled to vote may vote for only one slate.

9.7 The Board of Directors shall be elected as specified below:

a)	from the slate which has obtained the majority of the votes (the so-called Majority Slate) two thirds of the Directors to be elected shall be chosen from the slate that obtains the majority of the votes (the Majority Slate), in the order in which they are listed on the slate, rounding any fractions down to the nearest whole number. At least one half of the Directors chosen from the Majority Slate (with fractions rounded up to the nearest whole number) must possess the independence requirements envisaged in art. 148 of Legislative Decree 58/1998 and/or the Corporate Governance Code for listed companies; if this is not the case, the last candidate chosen from the Majority Slate who does not fulfil such requirements shall be replaced by the first of those not elected from the same slate who possesses these requirements. In the absence of independent candidates on the Majority Slate in sufficient number to proceed with the replacement, the Shareholders’ Meeting shall supplement the board with the majorities required by law, thus ensuring that the requirement is met;

b)

without prejudice to compliance with the applicable laws and regulations concerning the limits to the link with the Majority Slate, the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided successively by whole numbers from one up to the number of directors to be chosen. The quotients obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected, provided that at least one half of the candidates chosen from each slate (with fractions rounded up to the nearest whole number) possesses the independence requirements envisaged in art. 148 of Legislative Decree 58/1998 and/or the Corporate Governance Code for listed

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companies, proceeding, if this is not the case, to replace the last candidate elected who does not fulfil such requirements with the first of those not elected from the same slate who possesses these requirements. In the absence of independent candidates on the Majority Slate in sufficient number to proceed with the replacement, the candidates with the next largest number of votes and fulfilling the independence requirements, according to the order as per the single ranking as set forth above, shall be elected. If this is not the case, the Shareholders’ Meeting shall supplement the board with the majorities required by law, thus ensuring that the requirement is met.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

If the composition of the resulting board does not reflect gender balance, taking into account their ranking order on the slate, the necessary number of the last candidates of the more represented gender elected from the Majority Slate shall forfeit their post to ensure compliance with this requirement, and shall be replaced by the first candidates not elected from the same slate who are of the less represented gender. In the absence of candidates of the less represented gender on the Majority Slate in sufficient number to proceed with the replacement, the Shareholders’ Meeting shall supplement the board with the majorities required by law, thus ensuring that the requirement is met. The elected members of the more represented gender who possess the independence requirements specified by Article 148 of Legislative Decree no. 58/1998, and/or the Corporate Governance Code for listed companies, shall in all cases be replaced with nominees who similarly possess these requirements.

9.8 In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law, ensuring that the requirements of the law and the Bylaws regarding the composition of the board are respected.

9.9 If in the course of the financial year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed, ensuring that the requirements of the law and the Bylaws regarding the composition of the board are respected.

9.10 Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board of Directors has been reconstituted by persons appointed by the Shareholders’ Meeting.

Article 10

10.1 The Board of Directors shall elect a Chairman from among its members – if the Shareholders’ Meeting has not already done so – and may also appoint one or more Vice Chairmen.

10.2 If the Chairman is absent or unable to act, the senior Vice Chairman by age, if appointed, shall take his/her place or, in the absence of a Vice Chairman, the most senior director by age.

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10.3 The Board of Directors may elect a Secretary who need not be a director.

Article 11

11.1 The Chairman or his/her substitute shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, on his/her own initiative and whenever he/she receives a written request to do so from at least two of the directors holding office or from the members of the Board of Statutory Auditors. The Chairman shall give advance notice of the matters to be discussed in Board meetings and arrange for adequate information on the questions to be examined to be provided to all the Directors, taking account of the circumstances of each case.

11.2 Meetings shall be called, using suitable means in relation to the notice to be given, normally at least five days prior to the date thereof, except in urgent cases, when at least twelve hours’ notice must in any case be given.

11.3 Notice shall be given to the Statutory Auditors within the same time limits.

11.4 Participation in Board meetings may – if the Chairman or his/her substitute verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

Article 12

12.1 The Board of Directors shall be responsible for running the Company, since all matters not expressly reserved to the Shareholders’ Meeting by law or these bylaws are within its jurisdiction.

12.2 Within the limits established by law, the Board of Directors shall be entrusted with deciding on the merger into Telecom Italia and the demerger in favour of Telecom Italia of companies of which Telecom Italia owns at least 90% of the shares or capital, the reduction of the share capital in the event of the withdrawal of shareholders, the revision of the Bylaws to conform with statutory provisions, the relocation of the Company’s registered office within Italy, and the opening and closing of secondary offices.

Article 13

13.1 To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

-	create an Executive Committee, establishing its powers and the number of members;

-	delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Managing Director;

-	appoint one or more General Managers, establishing their powers and duties;

-	appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

13.2 The Board of Directors may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties.

13.3 The Board of Directors shall appoint the manager responsible for preparing the Company’s financial reports after consulting the Board of Statutory Auditors. Unless revoked for good cause after consulting the Board of Statutory Auditors, the appointment of the manager responsible for preparing the Company’s financial reports shall terminate with that of the Board of Directors that appointed him/her.

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13.4 The manager responsible for preparing the Company’s financial reports must be an expert in the fields of administration, finance and control and satisfy the integrity requirements established for directors. Subsequent failure to satisfy these requirements shall entail disqualification from the position, which must be announced by the Board of Directors within thirty days of its learning of the failure.

Article 14

14.1 Persons with delegated powers shall report to the Board of Directors and the Board of Statutory Auditors on the activities carried out, the general results of operations and their foreseeable development, and on the transactions of greatest economic, financial or balance sheet significance concluded by the Company or its subsidiaries; in particular, they shall report on transactions in which they have an interest, directly or on behalf of third parties, or that are influenced by the person, if any, who performs the activity of direction and coordination. Such reports shall be made promptly, and at least once in each quarter, in meetings or in writing.

14.2 In accordance with the times and procedures for disclosing information to the market, the common representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.

Article 15

15.1 The representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman or if he/she is absent or unable to act, the Vice Chairman, if appointed; it shall also pertain severally to each of the Managing Directors.

15.2 The legal representatives mentioned in the previous subsection have the right to confer powers of representation of the Company, including in legal proceedings, with the right to issue sub-proxies.

Article 16

16.1 The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual remuneration payable to the Board of Directors. Once fixed, this remuneration shall remain unchanged until a different amount is established.

BOARD OF STATUTORY AUDITORS

Article 17

17.1 The Board of Statutory Auditors shall consist of five standing auditors, including at least two from the less represented gender. The Shareholders’ Meeting shall also appoint four alternate auditors, two of each gender.

17.2 For the purposes of Article 1, subsection 2, letters b) and c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

17.3 The appointment of the Board of Statutory Auditors shall be in compliance with the applicable laws and regulations on the basis of slates presented by shareholders.

17.4 Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

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17.5 Slates may be submitted only by shareholders who alone or together with other shareholders hold a total number of shares representing at least 0.5% (or such lower amount established by Consob regulations for the appointment of the Board of Directors) of the voting share capital.

17.6 Together with each slate, it is necessary to file individual candidates’ acceptance of their candidacy and declarations in which they attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements, as well as any other information requested by applicable law or regulation or the bylaws

17.7 Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data, with an indication of the positions held in management and control bodies of other companies. Any changes that occur up to the day the Shareholders’ Meeting is held must be promptly notified to the Company.

17.8 The slates shall be divided into two sections: one for candidates to the position of standing auditor and the other for candidates to the position of alternate auditor. Slates which in one or both sections contain three or more candidates must ensure the presence of both genders in said section, so that candidates of the less represented gender are at least one third of the total, rounding any fractions up to the next whole number. The first candidate in each section shall be selected from among the external auditors entered in the appropriate register who have worked on external audits for a period of not less than three years.

17.9 Each person entitled to vote may vote for only one slate.

17.10 The Board of Statutory Auditors shall be elected as specified below:

a)	from the slate that obtains the majority of the votes (the Majority Slate) three standing and two alternate auditors shall be chosen in the order in which they are listed on the slate;

b)	without prejudice to the applicable laws and regulations concerning the limits to link with the Majority Slate, two standing and two alternate auditors shall be chosen from the other slates (the Minority Slates).

To this end, the votes obtained by the Minority Slates shall be divided by one and by two. The quotients thus obtained shall be assigned to the candidates of the one and the other section of each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged respectively in a single decreasing ranking for the appointment of the standing auditors and a single decreasing ranking for the appointment of the alternate auditors and those who have obtained the two highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected a statutory auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the candidate who obtains the simple majority of the votes shall be elected.

If the composition of the resulting board or category of alternate auditors does not reflect the gender balance, taking into account their ranking order in the respective sections, the necessary number of the last candidates of the more represented gender elected from the Majority Slate shall forfeit their position to ensure compliance with this requirement, and shall be replaced by the first unelected candidates of the less represented gender on the same slate and the same section. In the absence of candidates of the less represented gender in the relevant section of the Majority Slate in sufficient number to proceed with the replacement, the Shareholders’ Meeting shall appoint the standing or alternate auditors that are missing with the majorities required by law, ensuring that the requirement is met.

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17.11 The Shareholders’ Meeting shall appoint the Chairman of the Board of Statutory Auditors from among the standing auditors elected from Minority Slates.

17.12 In appointing statutory auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law, ensuring compliance with the requirements of the law and the Bylaws regarding the composition of the board and the category of alternate auditors.

17.13 In the event of the termination of the appointment of statutory auditors chosen from the Majority Slate or from one of the Minority Slates, alternate auditors chosen respectively from the Majority Slate or the Minority Slates shall take their place in declining order of age, always in compliance with the requirements of the Bylaws regarding the composition of the board. Appointments to fill vacancies on the Board of Statutory Auditors pursuant to Article 2401 of the Italian Civil Code shall be approved by the Shareholders’ Meeting with the affirmative vote of the absolute majority of those voting and in compliance with the principle of the necessary representation of the minority shareholders, and of the requirements of the Bylaws regarding gender balance. In the event of the termination of the appointment of a statutory auditor chosen from the Minority Slates the principle of the necessary representation of the minority shareholders shall be deemed to be complied with in the event of the appointment of an alternate auditor chosen from the Minority Slates.

17.14 After notifying the Chairman of the Board of Directors, the Board of Statutory Auditors, may call, as provided for by law, a Shareholders’ Meeting or a meeting of the Board of Directors or the Executive Committee. This power to call meetings may be exercised individually by each statutory auditor, except for the power to call a Shareholders’ Meeting, which must be exercised by at least two statutory auditors.

17.15 Participation in the meetings of the Board of Statutory Auditors may – if the Chairman verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

17.16 If the Chairman is absent or unable to act, the other standing auditor elected from the Minority Slates shall take his/her place.

SHAREHOLDERS’ MEETING

Article 18

18.1 A Shareholders’ Meeting shall be called whenever it is deemed appropriate by the Board of Directors and when it is required in accordance with the law. If the quorum is not meet in second call the extraordinary shareholders’ meeting may meet in third call. It is, moreover, the right of the Board of Directors to call an ordinary or extraordinary Shareholders’ Meeting in a single call, as provided by law.

18.2 An ordinary shareholders’ meeting must be called at least once a year, no later than 180 days after the end of the company financial year. It shall resolve on the matters specified by law and authorise the execution of transactions with parties related to the Company, in those cases and by those methods provided in the pertinent procedure adopted by the Board of Directors pursuant to current law.

18.3 Special meetings of savings shareholders shall be called by the common representative of the savings shareholders or by the Company’s Board of Directors whenever they deem this to be desirable or when requested in accordance with the law.

18.4 Ordinary and Extraordinary Shareholders’ Meetings and special Meetings of savings shareholders may be held in a place other than the registered office, provided it is in Italy.

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Article 19

19.1 In accordance with the current regulations, those entitled to vote in the Ordinary Shareholders’ Meeting may exercise their right before the Shareholders’ Meeting by mail or, if specified in the call notice and in the ways specified therein, electronically.

19.2 Every person entitled to vote may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law. The company has the right to designate, for each shareholders’ meeting, one or more persons on whom those entitled to vote may confer a proxy, pursuant to current law. Any persons so designated, and the necessary operating instructions, shall be stated in the notice calling the meeting.

19.3 Electronic notification of the proxy may be carried out by using the specific section of the Company internet site or by electronic mail, following the procedures indicated in the notice calling the Shareholders’ Meeting.

19.4 In order to facilitate the expression of voting among employees of the Company and its subsidiaries who hold ordinary shares of the Company and belong to shareholder associations satisfying the requirements established by law, special areas for the communication and execution of their activity shall be made available to those associations requesting them in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents.

Article 20

20.1 The Chairman of the Board of Directors or his/her substitute shall chair Ordinary and Extraordinary Shareholders’ Meeting and govern its proceedings; the same function shall be performed by the common representative in special meetings of savings shareholders. In the absence respectively of the Chairman of the Board of Directors (and his/her substitute) and of the common representative, the meeting shall be chaired by the person elected with the favourable vote of the majority of the capital represented at the meeting.

20.2 The Chairman of the meeting shall, amongst other things, verify that it is regularly convened, ascertain the identity and right to attend of those present, direct the business, including by establishing a different order for the discussion of the items indicated in the notice convening the meeting. The Chairman shall take appropriate measures to ensure the orderly conduct of the discussion and polls; he shall establish how each poll is to be conducted and verify the results; he may choose two or more scrutineers from among those present.

20.3 The Secretary shall be appointed with the favourable vote of the majority of the capital represented at the meeting and a person who is not a shareholder may be selected.

20.4 Shareholders’ meetings shall be governed by the law, these bylaws and, exclusively for Ordinary an Extraordinary Shareholders’ Meetings, the Rules of Proceedings approved by the Ordinary Shareholders’ Meeting.

FINANCIAL YEAR – DIVIDENDS

Article 21

21.1 The financial year shall end on 31 December of each year.

21.2 From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

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21.3 The remainder shall be used to pay the dividend determined by the Shareholders’ Meeting, and for such other purposes as the Shareholders’ Meeting deems most appropriate or necessary.

21.4 During the course of the financial year, the Board of Directors may distribute interim dividends to the shareholders.

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